Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Three and six months ended June 30, 2011 and 2010

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statement of Financial Position
(Unaudited)
(Expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2011	2010

Assets

Current assets:
Cash and cash equivalents		$200,695	$126,927
Short term investments		20,482	40,004
Accounts receivable	3	7,616	7,283
Inventory	4	55,101	49,525
Prepaid expenses		1,331	1,454
		285,225	225,193

Mineral property, plant and equipment	5	249,740	240,437

		$534,965	$465,630

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$20,572	$10,396
Current portion of long-term debt		49,739	47,402
		70,311	57,798
Non-current liabilities:
Long-term debt	6	30,002	46,503
Provision for closure and reclamation	7	7,327	6,965
Deferred income taxes		32,111	13,665
Derivative and other financial liabilities	9	69,797	57,217
		139,237	124,350

Equity:
Share capital	8	431,843	416,662
Share-based payment reserve		16,014	22,045
Deficit		(122,440)	(155,225)
		325,417	283,482

		$534,965	$465,630

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010

		Three months		Six months
		ended June 30,		ended June 30,
	Note	2011	2010	2011	2010

Revenue		$73,083	$21,579	$125,407	$48,028

Cost of sales:	11
Production costs		22,334	11,191	40,194	25,623
Royalties		1,824	653	3,186	1,444
Amortization and depletion		5,085	2,372	9,430	6,078
		29,243	14,216	52,810	33,145

Mine operating earnings		43,840	7,363	72,597	14,883

Expenses:
Exploration		1,327	1,753	2,424	3,236
Corporate administration		1,594	3,095	3,502	5,088
		2,921	4,848	5,926	8,324

Income from operations		40,919	2,515	66,671	6,559

Other income (expense):
Finance income		202	59	525	103
Finance expense	12	(2,859)	(2,713)	(5,546)	(5,503)
Change in fair value of derivative liabilities	9	3,896	3,748	(12,847)	15,092
Foreign exchange		757	(130)	4,126	(79)
		1,996	964	(13,742)	9,613

Income before income taxes		42,915	3,479	52,929	16,172

Income tax expense		12,390	491	20,144	2,285

Net income and comprehensive income for the period		$30,525	$2,988	$32,785	$13,887

Income per share:	14
Basic		$0.38	$0.05	$0.41	$0.21
Diluted		0.32	0.02	0.41	0.05

Weighted average shares outstanding:	14
Basic		80,700,220	65,818,217	80,237,983	65,799,175
Diluted		91,479,053	75,875,134	80,319,508	76,154,464

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars)

Six months ended June 30, 2011 and 2010

	Share capital
			Share-based
			payment
	Shares	Amount	reserve	Deficit	Total

Balance, December 31, 2010	79,705,406	$416,662	$22,045	$(155,225)	$283,482

Exercise of share options	1,084,139	14,756	(6,099)	-	8,657
Exercise of warrants	30,800	425	-	-	425
Share-based compensation	-	-	68	-	68
Net income and comprehensive income	-	-	-	32,785	32,785

Balance, June 30, 2011	80,820,345	$431,843	$16,014	$(122,440)	$325,417

	Share capital
			Share-based
			payment
	Shares	Amount	reserve	Deficit	Total

Balance, January 1, 2010	65,773,032	$272,633	$20,488	$(150,610)	$142,511

Exercise of share options	180,887	1,422	(605)	-	817
Exercise of warrants	750	3	-	-	3
Share-based compensation	-	-	2,465	-	2,465
Net income and comprehensive income	-	-	-	13,887	13,887
					s
Balance, June 30, 2010	65,954,669	$274,058	$22,348	$(136,723)	$159,683

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

Six months ended June 30, 2011 and 2010

	2011	2010

Cash provided by (used in):

Operations:
Net income for the period	$32,785	$13,887
Adjustments for:
Amortization and depletion	9,430	6,078
Unrealized foreign exchange gain	(979)	(25)
Share-based compensation	68	2,465
Fair value change on derivative liabilities	12,847	(15,092)
Finance income	(525)	(103)
Finance expense	5,546	5,503
Income tax expense	20,144	2,285
Other	-	9
Changes in non-cash working capital balances:
Accounts receivable	(333)	(3,724)
Inventory	(5,128)	(4,483)
Prepaid expenses	123	1,461
Accounts payable and accrued liabilities	3,004	230
Finance costs paid	(2,572)	(2,089)
Finance income received	525	103
	74,935	6,505

Investments:
Purchase of mineral property, plant and equipment	(13,483)	(16,435)
Purchase of short term investments	(20,000)	-
Redemption of short term investments	40,203	-
	6,720	(16,435)

Financing:
Net proceeds on issue of common shares	8,815	820
Repayment of revolving credit facility	(17,000)	-
	(8,185)	820

Effect of exchange rates on cash and cash equivalents	298	25

Increase (decrease) in cash and cash equivalents	73,768	(9,085)

Cash and cash equivalents, beginning of period	126,927	30,406

Cash and cash equivalents, end of period	$200,695	21,321

Supplemental information:
Non-cash investing and financing activities:
Increase in provision for closure and reclamation included in mineral property, plant and equipment	$224	$505
Purchase of mineral property, plant and equipment included in accounts payable and accrued liabilities	5,699	1,246

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development and acquisition of mineral deposits.

The Company's primary asset is its 100% owned Dolores gold and silver mine which commenced commercial production on May 1, 2009.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of preparation:

(a)

The Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective January 1, 2011. These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using IFRS.

Prior period annual and interim financial statements were prepared in accordance with Canadian generally accepted accounting standards ("Canadian GAAP") but have been restated to be presented in accordance with IFRS. For a summary of the Company’s accounting policies under IFRS, refer to notes 2 and 3 of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2011. These accounting policies have been applied on a consistent basis to all periods presented. An explanation of the effect of the transition from Canadian GAAP to IFRS on the condensed consolidated interim statements of income and comprehensive income for the three and six months ended June 30, 2010, is included in note 15. For a summary of the effects of IFRS adoption on the Company’s consolidated statement of financial position as at January 1, 2010 and December 31, 2010, refer to note 16 of the Company’s interim financial statements for the three months ended March 31, 2011.

These condensed consolidated interim financial statements were approved for issue by the Audit Committee on August 2, 2011.

(b)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

(c)	Functional currency and presentation currency:

Except as otherwise noted, these condensed consolidated interim financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries. All financial information is rounded to the nearest thousand except share and per share amounts.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of revenues and expenses during the period. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

The timing of commencement of commercial production at a mine site involves judgments that may have a significant effect on the amounts recognized in the condensed consolidated financial statements.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, closure and reclamation provisions, valuation of derivative instruments and valuation of inventories. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the calculation of amortization and depletion, impairment assessments and forecasting the timing of payment of mine closure and reclamation costs. There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

2.	Basis of preparation (continued):

(e)	New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations effective for annual periods beginning after January 1, 2013, including IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9, Financial Instruments (“IFRS 9”), which could change the classification and measurement of financial assets. The extent of the effect of IFRS 9 has not been determined.

3.	Receivables:

Of the $7,616 in receivables (December 31, 2010 - $7,283), $6,767 (December 31, 2010 - $6,516) is value added tax (“VAT”) paid in Mexico on goods and services for the Dolores Mine and exploration activities. The VAT receivable is refundable from the Mexican tax authorities.

4.	Inventory:

	June 30,	December 31,
	2011	2010

Supplies	$5,915	$4,998
Ore stockpiles	4,009	2,197
Work in process	44,794	41,845
Finished goods	383	485

	$55,101	$49,525

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

5.	Mineral property, plant and equipment:

Net carrying costs at June 30, 2011 and December 31, 2010 are as follows:

				Exploration
	Mineral	Plant and	Capitalized	and
	property	equipment	stripping	evaluation	Total

Cost

Balance at December 31, 2010	$114,567	$148,643	$17,702	$98	$281,010
Additions	3,024	11,661	5,097	-	19,782
Disposals	-	(214)	-	-	(214)

Balance at June 30, 2011	$117,591	$160,090	$22,799	$98	$300,578

Accumulated amortization and depletion

Balance at December 31, 2010	$11,215	$29,195	$163	$-	$40,573
Additions	4,221	5,760	345	-	10,326
Disposals	-	(61)	-	-	(61)

Balance at June 30, 2011	$15,436	$34,894	$508	$-	$50,838

Net book value
At December 31, 2010	$103,352	$119,448	$17,539	$98	$240,437
At June 30, 2011	102,155	125,196	22,291	98	249,740

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

5.	Mineral property, plant and equipment (continued):

At June 30, 2011, $15,037 net book value of mineral property, plant and equipment is not currently subject to amortization.

Mineral property, plant and equipment relates to the following:

(a)	Mexico properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (“NSR”) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

6.	Long-term debt:

	June 30,	December 31,
	2011	2010

Convertible notes (a)	$79,741	$76,905
Scotia Capital revolving credit facility (b)	-	17,000

Balance of long-term debt	79,741	93,905
Current portion (a)	(49,739)	(47,402)

Balance, end of period	$30,002	$46,503

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “2011 Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses aggregating $3,451, for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. The notes are convertible into common shares at approximately $10.88 per share. The conversion feature is classified as a derivative as the Company has the option to settle in cash all or part of the obligation to issue shares on exercise by the holder of the conversion option (note 9).

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

6.	Long-term debt (continued):

(a)	Continued:

On November 3, 2010, the Company completed the exchange of an aggregate of $32,941 of the principal due under the 2011 Notes for new unsecured convertible senior notes of an aggregate principal amount of $36,235, due December 15, 2015 (the “2015 Notes”). The 2015 Notes bear interest at 4.5%, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into common shares at approximately $11.97 per share.

As at June 30, 2011, an aggregate of 7,811,985 common shares are issuable upon conversion of the 2011 Notes and the 2015 Notes and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The interest and principal amounts of the remaining 2011 Notes and 2015 Notes are classified as debt liabilities and the conversion options are classified as derivative liabilities. Measurement of the derivative liabilities is discussed in note 9. The debt liabilities are measured at amortized cost. As a result, the aggregate carrying value of the debt liabilities is lower than the aggregate face value of the 2011 and 2015 Notes. The differences between the carrying amount of the notes and the face value of the notes are characterized as note discounts. The difference between the $49,739 (2010 - $47,402) carrying value and the $52,059 face value of the 2011 Notes is $2,320 (December 31, 2010 - $4,657). The difference between the $30,002 (December 31, 2010 - $29,503) carrying value and the $36,235 face value of the 2015 Notes is $6,233 (December 31, 2010 - $6,732). The unwinding of these discounts is recognized as finance expense over the terms of the notes using an effective interest rate of 14.7% for the 2011 Notes and 9.2% for the 2015 Notes. The fair value of the debt component of the remaining 2011 Notes is $51,140 at June 30, 2011 (December 31, 2010 - $50,368) using a market rate of 8.5% and the fair value of the debt component of the 2015 Notes is $30,076 at June 30, 2011 (December 31, 2010 – $29,494) using a market rate of 9.3%.

	June 30,	December 31,
2011 and 2015 Notes, debt liability component	2011	2010

Balance, beginning of period	$76,905	$71,405
Convertible notes extinguished	-	(29,539)
Convertible notes issued (net of issue costs)	-	29,338
Unwinding of discount for period	2,836	5,701

Balance, end of period	$79,741	$76,905

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

6.	Long-term debt (continued):

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). On December 9, 2010, the Company renewed the facility, extending the term an additional three years to December 2013. The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR- based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $304,140 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at June 30, 2011, $nil (December 31, 2010 - $17,000) was outstanding on the credit facility.

7.	Provision for closure and reclamation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future closure and reclamation obligation arising from its activities to June 30, 2011, to be $7,327 (December 31, 2010 - $6,965). The present value of the future closure and reclamation obligation assumes a discount rate specific to the liability of 3.88%, an inflation rate of 1.92%, an undiscounted amount to settle the obligation of $11,098 and the commencement of closure and reclamation activities in 12.00 years.

	June 30,	December 31,
	2011	2010

Balance, beginning of the period	$6,965	$5,045

Liabilities incurred in the period	355	1,354
Unwinding of discount for the period	138	231
Change in liability due to change in discount rate	(131)	335

Balance, end of the period	$7,327	$6,965

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

8.	Share capital:

At June 30, 2011, the Company had unlimited authorized common shares and 80,820,345 shares outstanding (December 31, 2010 – 79,705,406). All per share amounts below are in Canadian dollars which, at June 30, 2011, is equivalent to 1.0241 US dollars.

(a)	Share purchase warrants:

As at June 30, 2011, 4,567,550 warrants (December 31, 2010 – 4,598,350) were outstanding and exercisable at a price of CAD$5.00.

(b)	Stock options:

The Corporation has an incentive stock option plan dated April 16, 2003, as amended (the “2003 Plan”) and an incentive stock option plan dated May 20, 2011 (the “2011 plan”). Under the 2003 and 2011 Plans, 5,574,000 and 6,000,000 common shares, respectively, are reserved for issuance. Under both plans, the term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading day immediately preceding the date on which the option is granted. At June 30, 2011, options to purchase 1,960,000 common shares are outstanding and exercisable. 139,000 common shares under the 2003 Plan and 6,000,000 common shares under the 2011 Plan are available for future awards of options.

		Weighted average
	Number	exercise price
	of options	(CAD$)

Outstanding, January 1, 2010	3,948,500	$9.45

Granted	540,000	10.02
Cancelled	(110,000)	9.91
Exercised for cash	(143,500)	5.87
Exercised - cashless	(90,000)	5.64

Outstanding, June 30, 2010	4,145,000	9.72

Granted	100,000	9.42
Cancelled	(400,000)	10.82
Exercised for cash	(55,000)	9.16
Exercised - cashless	(265,000)	8.74

Outstanding, December 31, 2010	3,525,000	9.66

Cancelled	(70,000)	11.02
Exercised for cash	(870,000)	9.71
Exercised - cashless	(625,000)	9.01

Outstanding, June 30, 2011	1,960,000	$9.79

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

8.	Share capital (continued):

(b)	Stock options (continued):

Of the 1,495,000 options exercised during the six month period ended June 30, 2011 (2010 – 233,500), 625,000 vested options (2010 – 90,000) were exercised by the holders in exchange for the issue of 214,139 common shares (2010 – 37,387) by way of a cashless stock option exercise. The Company accounted for the 410,861 (2010 – 52,613) shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise. On the re-purchase of these shares, the Company recognized a net $42 credit (2010 - $56 debit) to share based payment reserve, being the excess of their carrying value over the deemed cost.

As at June 30, 2011, 1,960,000 options with a weighted average exercise price of CAD$9.79 are fully exercisable and no options remain unvested.

At June 30, 2011, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CAD$)	Expiry date

40,000	$8.76	November 1, 2011
15,000	12.46	March 12, 2012
730,000	9.57	September 5, 2012
155,000	10.58	May 7, 2013
515,000	9.76	May 7, 2013
405,000	10.02	May 19, 2015
50,000	9.32	August 23, 2015
50,000	9.52	September 1, 2015

1,960,000

(c)	Share-based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted no options during the six months ended June 30, 2011 (2010 – 540,000). The weighted average assumptions used in calculating the fair value of the options granted during the six months ended June 30, 2010, were: risk-free interest rate – 2.38%, expected volatility – 52%, and expected life of the option 59 months. The weighted average grant-date fair value of the options granted during the six months ended June 30, 2010 was CAD$4.69. Total compensation expense charged to income for the six months ended June 30, 2010 was $2,465.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

9.	Derivative and other financial liabilities:

	June 30,	December 31,
	2011	2010

Share purchase warrants	$35,317	$28,145
Conversion feature on convertible notes (note 6)	34,480	29,072

Total derivative liabilities	$69,797	$57,217

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the warrants is determined using the warrant price on the Toronto Stock Exchange. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

	Conversion
	option	Warrants	Total

Balance, January 1, 2010	$21,239	$25,166	$46,405
Change in fair value	(10,112)	(4,980)	(15,092)

Balance, June 30, 2010	11,127	20,186	31,313
Change in fair value	17,945	7,959	25,904

Balance, December 31, 2010	29,072	28,145	57,217
Exercise of warrants	-	(267)	(267)
Change in fair value	5,408	7,439	12,847

Balance, June 30, 2011	$34,480	$35,317	$69,797

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

10.	Financial instruments:

(a)	Financial assets and liabilities:

	June 30,	December 31,
	2011	2010

Financial assets:
Cash and cash equivalents	$200,695	$126,927
Short term investments	20,482	40,004
Accounts receivable	7,616	7,283

Total financial assets	$228,793	$174,214

Financial liabilities:
Accounts payable and accrued liabilities	$20,572	$10,396
Convertible notes	79,741	76,905
Revolving credit facility	-	17,000
Derivative and other financial liabilities	69,797	57,217

Total financial liabilities	$170,110	$161,518

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. Cash and cash equivalents, short term investments and the warrants are stated at fair value and classified within Level 1. The fair value of the conversion option is classified within Level 2. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of long term debt is disclosed in note 6.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is equal to the carrying values of cash and cash equivalents, short term investments and accounts receivable.

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents, short term investments and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2011:

	Within	2 - 3	4 - 5	Over 5	2011
	1 year	years	years	years	Total

Accounts payable and accrued liabilities	$20,572	$-	$-	$-	$20,572
Provision for closure and reclamation, non-discounted	-	-	-	11,098	11,098
Convertible notes, including interest	54,861	3,261	38,681	-	96,803
Minimum rental and lease payments	215	-	-	-	215

	$75,648	$3,261	$38,681	$11,098	$128,688

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	June 30, 2011		December 31, 2010
	Financial	Financial	Financial	Financial
	assets	liabilities	assets	liabilities

Canadian dollars	$23,406	$35,409	$114,711	$1,261
Mexican pesos	11,364	16,769	7,330	8,753

	$34,770	$52,178	$122,041	$10,014

Of the financial assets listed above, $23,337 (December 31, 2010 - $114,711) represents cash and cash equivalents and short term investments held in Canadian dollars and $3,962 (December 31, 2010 - $360) represents cash and cash equivalents held in Mexican pesos. The remaining cash and cash equivalents and short term investments are held in US dollars.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk (continued):

As at June 30, 2011, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would result in a change in income for the period of $1,200. A 10% change in the US dollar against the Mexican peso would result in a change in income for the period of $541.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. As no amount is outstanding on the facility there is no interest rate risk to the Company at June 30, 2011.

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has never engaged in any hedging to reduce its exposure to commodity price risk.

Equity price risk:

Fair value changes in the Company’s derivative liabilities related to the outstanding warrants and the conversion feature of the convertible notes are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

11.	Cost of sales:

Cost of sales for the Company consists of the following components by nature:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Production costs:
Employee compensation	$3,187	$2,969	$5,467	$5,093
Other mining, processing, and mine site general and administrative costs	22,695	16,591	43,665	31,929
Capitalized stripping costs	-	(2,847)	(4,727)	(5,726)
Change in inventory	(3,548)	(5,522)	(4,211)	(5,673)
Total production costs	22,334	11,191	40,194	25,623

Royalties	1,824	653	3,186	1,444
Amortization and depletion	5,085	2,372	9,430	6,078

Total cost of sales	$29,243	$14,216	$52,810	$33,145

12.	Finance expense:

The finance expense for the Company is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Unwinding of convertible note discount	$1,453	$1,603	$2,836	$3,299
Interest on convertible note	1,142	954	2,080	1,897
Unwinding of discount on provision for closure and reclamation	70	59	138	112
Other	194	97	492	195

	$2,859	$2,713	$5,546	$5,503

13.	Employee Benefits

Total employee salaries and benefits incurred during the three and six months ended June 30, 2011, totaled $4,152 and $7,838 (2010 – $6,141 and $9,810) and included $0 and $68 in share-based compensation (2010 – $2,465 and $2,465), respectively. Of the total expenses incurred for the three and six month periods ended June 30, 2011, $3,187 and $5,467 are included in costs of sales (2010 – $2,969 and $5,093), $306 and $620 are included in exploration expense (2010 – $843 and $1,216) and $659 and $1,751 are included in corporate administration expense (2010 – $2,329 and $3,501), respectively.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

14.	Earnings per share:

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net income for the purpose of calculating basic earnings per share	$30,525	$2,988	$32,785	$13,887

Effect of change in fair value of warrant derivative liability	(1,683)	(582)	-	(4,980)
Effect of change in fair value of convertible notes	(2,213)	(3,166)	-	(10,112)
Effect of convertible notes finance expense	2,401	2,557	-	5,196

Net income for the purpose of calculating diluted earnings per share	$29,030	$1,797	$32,785	$3,991
Weighted average number of shares outstanding for the purpose of calculating basic earnings per share	80,700,220	65,818,217	80,237,983	65,799,175
Shares issuable on exercise of share options and warrants	2,966,848	2,244,417	153,525	2,542,789
Shares issuable on exercise of conversion options	7,811,985	7,812,500	-	7,812,500

Weighted average number of shares outstanding for the purpose of calculating diluted earnings per share	91,479,053	75,875,134	80,391,508	76,154,464

For the three and six months ended June 30, 2011, shares issuable on exercise of share options totaling nil and 45,000 (2010 – 1,570,000 and 825,000), on conversion of the convertible notes totaling nil and 7,811,985 (2010 – nil and nil) and on exercise of share purchase warrants totaling nil and 2,673,942 (2010 – nil and nil), respectively, were excluded in the calculation of the diluted earnings per share as their effect would have been anti-dilutive.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

15.	Transition to IFRS:

Adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations. The Company’s Canadian GAAP statements of financial position and comprehensive income for the three and six months ended June 30, 2010, have been reconciled to IFRS, with the resulting differences explained below.

(a)	Provision for closure and reclamation:

Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, a change in the current market- based discount rate will result in a change in the measurement of the provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation recorded has been re- measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

(b)	Warrant liability:

At June 30, 2010, 4,598,750 warrants were outstanding and exercisable at a price of CAD$5.00. As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised. Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

15.	Transition to IFRS (continued):

(c)	Conversion feature of convertible notes:

Under IFRS, the issuer’s option to settle in cash the obligation to issue shares upon conversion of the notes results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separated from the host contract, recognized at fair value on initial recognition and re-measured at fair value at the end of each period. Under Canadian GAAP, the conversion feature was considered an equity instrument and changes in fair value subsequent to initial recognition were not recognized. In addition, under IFRS, the transaction costs allocated to the derivative component are expensed in the period incurred.

(d)	Income taxes:

Under IFRS deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such a temporary difference.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property. In addition, the re- measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability.

(e)	Foreign currency translation :

IFRS 1 First-time Adoption of International Financial Reporting Standards permits the transfer of foreign currency translation differences recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5,069 from accumulated other comprehensive income to deficit.

(f)	Presentation:

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP as the changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided. The classification of certain items within the statement of income and comprehensive income has been adjusted with no net effect to net income or loss.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

15.	Transition to IFRS (continued):

The June 30, 2010, Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$21,321	$-	$21,321
Accounts receivable		7,943	-	7,943
Inventory		31,615	-	31,615
Prepaid expenses		489	-	489
		61,368	-	61,368

Mineral property, plant and equipment	(a)	231,714	(1,003)	230,711

		$293,082	$(1,003)	$292,079

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,488	$-	$10,488

Non-current liabilities:
Long-term debt		74,704	-	74,704
Provision for closure and reclamation	(a)	4,088	2,459	6,547
Deferred income taxes	(d)	5,717	3,627	9,344
Derivative and other financial liabilities	(b),(c)	-	31,313	31,313
		84,509	37,399	121,908

Equity:
Share capital		274,058	-	274,058
Equity portion of convertible notes	(c)	27,366	(27,366)	-
Share-based payment reserve		22,348	-	22,348
Deficit		(130,756)	(5,967)	(136,723)
Accumulated other comprehensive income	(e)	5,069	(5,069)	-
		198,085	(38,402)	159,683

		$293,082	$(1,003)	$292,079

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

15.	Transition to IFRS (continued):

The Canadian GAAP income statement for the three months ended June 30, 2010 has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Revenue		$21,579	$-	$21,579

Cost of sales:
Production costs	(f)	10,871	320	11,191
Royalties		653	-	653
Amortization and depletion		2,372	-	2,372
		13,896	320	14,216

Mine operating earnings		7,683	(320)	7,363

Expenses:
Exploration	(f)	1,206	547	1,753
Corporate administration	(f)	1,497	1,598	3,095
Share-based compensation expense	(f)	2,465	(2,465)	-
		5,168	(320)	4,848

Income from operations		2,515	-	2,515

Other income (expense):
Finance income		59	-	59
Finance expense	(a)	(2,725)	12	(2,713)
Change in fair value of derivative liabilities	(b),(c)	-	3,748	3,748
Foreign exchange		(130)	-	(130)
		(2,796)	3,760	964

Income (loss) before income taxes		(281)	3,760	3,479

Income tax expense	(d)	602	(111)	491

Net income (loss) and comprehensive income (loss) for the period		$(883)	$3,871	$2,988

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2011 and 2010

15.	Transition to IFRS (continued):

The Canadian GAAP income statement for the six months ended June 30, 2010 has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Revenue		$48,028	$-	$48,028

Cost of sales:
Production costs	(f)	25,303	320	25,623
Royalties		1,444	-	1,444
Amortization and depletion		6,078	-	6,078
		32,825	320	33,145

Mine operating earnings		15,203	(320)	14,883

Expenses:
Exploration	(f)	2,689	547	3,236
Corporate administration	(f)	3,490	1,598	5,088
Share-based compensation expense	(f)	2,465	(2,465)	-
		8,644	(320)	8,324

Income from operations		6,559	-	6,559

Other income (expense):
Finance income		103	-	103
Finance expense	(a)	(5,528)	25	(5,503)
Change in fair value of derivative liabilities	(b),(c)	-	15,092	15,092
Foreign exchange		(79)	-	(79)
		(5,504)	15,117	9,613

Income before income taxes		1,055	15,117	16,172

Income tax expense	(d)	2,241	44	2,285

Net income (loss) and comprehensive income (loss) for the period		$(1,186)	$15,073	$13,887